FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:	May, 2005
Commission File Number :	001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated May 25, 2005, relating to: Annual General Meeting of
Lafarge Shareholders

Page 1 of 3 Total Pages

PRESS RELEASE

Euronext : LG, NYSE : LR	Paris, May 25, 2005

Annual General Meeting of Lafarge Shareholders

The Annual General Meeting of Lafarge shareholders, which was held in Paris on May 25, 2005 under the chairmanship of Bertrand Collomb, approved the 2004 financial statements.

The Group reiterated that it achieved an excellent performance in 2004, with the strong increase of the return on capital employed across all divisions, and a significant growth in the net income.

Confirming the Group’s expectations for 2005, Bernard Kasriel, Chief Executive Officer of Lafarge, said:
« Most of our markets are favorably oriented. Despite the strong increase in the costs of factors, both performance management and overall favorable price environment enable us to confirm that we expect a 6 to 8% like for like growth of our operating income on ordinary activities for 2005.»

The Annual General Meeting set the distribution of a net dividend per share of €2.40, up 4.3% from 2003. From June 1st to June 22nd, 2003 inclusive, shareholders will have the opportunity to reinvest dividends at a preferred purchase price of €62.07 per share. Net dividend will be paid in cash on July 1st, 2005.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.

For release worldwide with simultaneous release in the United States.

COMMUNICATIONS:		INVESTOR RELATIONS:

Stéphanie Tessier:	33-1 44-34-92-32	James Palmer:	33-1 44-34-92-93
stephanie.tessier@lafarge.com		james.palmer@lafarge.com

Amanda Jones:	33-1 44-34-19-47	Danièle Daouphars:	33-1 44-34-92-93
amanda.jones@lafarge.com		daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 25, 2005	Lafarge
(Registrant)

By: /s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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